July 25, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

RE:         VistaGen Therapeutics, Inc.
Registration Statement on Form S-1
Filed May 12, 2014
File No. 333-195901

Dear Mr. Riedler:

We thank you for your comment letter dated July 25, 2014 (the “Comment Letter”) addressed to VistaGen Therapeutics, Inc. (the “Company”). The following is in response to the Staff’s inquiries in the Comment Letter regarding the Registration Statement on Form S-1 (the “Registration Statement”), first filed by the Company on May 12, 2014. The Staff’s comment is included below in bold, and is immediately followed by the Company’s response.

Contemporaneously with the filing of this letter, the Company is filing pre-effective amendment No. 3 to the Registration Statement (the “Amendment”) in response to the Staff’s comment raised in the Comment Letter dated July 14, 2014, and a request for acceleration of the effectiveness of the Registration Statement.

General

1.
Your response indicates that you intend to include the common stock issuable upon conversion of the 2014 Convertible Notes as part of this registration statement. However, as the Convertible Notes were issued in a private placement in May 2014 and are convertible into shares of common stock at the election of the noteholders, it is impermissible to register the issuance of the common stock underlying the Convertible Notes. Accordingly, you should remove from the registration statement all indication that you seek to register the issuance of these shares as part of the primary offering.

Rather than registering the company’s issuance of the shares of common stock that are issuable upon conversion of the Notes, you may instead rely on an available exemption from registration for this primary transaction and register the subsequent sale of common stock in a selling stockholder resale registration statement.

Response

We have removed from the Amendment all indications that the shares issuable upon conversion of the 2014 Convertible Notes will be registered as a part of the primary offering contemplated by the Registration Statement, which shares shall be registered for resale in a separate registration statement on Form S-1.

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-1134.

Very truly yours,

/s/  Daniel W. Rumsey
Daniel W. Rumsey
Managing Partner
Disclosure Law Group

cc:           Shawn K. Singh
Chief Executive Officer and Director
VistaGen Therapeutics, Inc.